# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REPLIGEN CORPORATION, CIK 0000730272
CUSIP: 759916109
Title of class of securities: Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 41 Seyon Street, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002111539

## Reporting persons
- Roy T. Eddleman Living Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,705,689; sole dispositive power 0; shared dispositive power 2,705,689; aggregate amount beneficially owned 2,705,689 (4.81% of the class)
- Roy T. Eddleman Charitable Remainder Trust #1: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,604; sole dispositive power 0; shared dispositive power 29,604; aggregate amount beneficially owned 29,604 (0.001% of the class)
- Roy T. Eddleman Charitable Remainder Trust #2: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: REPLIGEN CORPORATION
Address of issuer's principal executive offices: 41 Seyon Street, Waltham, Massachusetts 02453

## Item 2. Person Filing
Name of person filing: (i) Roy T. Eddleman Living Trust (Admin) UAD 8/17/2000 (ii) Roy T. Eddleman Charitable Remainder Trust #1 (iii) Roy T. Eddleman Charitable Remainder Trust #2
Address of principal business office or, if none, residence: c/o TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, Attention: Sherry Davaie.
Citizenship: Each reporting person was formed under the laws of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Geoffrey Paul, Nereyda Rubio and Anis Garci are the co-trustees of each reporting person. As co-trustees, each co-trustee has investment and voting control over the shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all such shares. The co-trustees disclaim beneficial ownership of each reporting persons' shares except to the extent of his/her pecuniary interest therein. The percentage ownership information is calculated based upon 56,290,749 shares of common stock of the Issuer issued and outstanding as ofOctober 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025.
Percent of class: See Item 9 of the cover page.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,735,293
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,735,293

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Roy T. Eddleman Living Trust: /s/ Nereyda Rubio, Nereyda Rubio/Co-Trustee (02/13/2026)
- Roy T. Eddleman Living Trust: /s/ Anis Garci, Anis Garci/Co-Trustee (02/13/2026)
- Roy T. Eddleman Living Trust: /s/ Geoffrey Paul, Geoffrey Paul/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #1: /s/ Nereyda Rubio, Nereyda Rubio/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #1: /s/ Anis Garci, Anis Garci/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #1: /s/ Geoffrey Paul, Geoffrey Paul/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #2: /s/ Nereyda Rubio, Nereyda Rubio/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #2: /s/ Anis Garci, Anis Garci/Co-Trustee (02/13/2026)
- Roy T. Eddleman Charitable Remainder Trust #2: /s/ Geoffrey Paul, Geoffrey Paul/Co-Trustee (02/13/2026)